Mail Stop 4561

January 29, 2008

Mr. Mark A. Chancy
Chief Financial Officer
SunTrust Banks, Inc.
303 Peachtree St., N.E.
Atlanta, GA 30308

> **Re:** **SunTrust Banks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
> **File No. 1-08918**

Dear Mr. Chancy:

We have reviewed your response dated January 9, 2008 to our comment letter
dated December 20, 2007. Please provide us with the following additional information:

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 1. Financial Statements
Notes to Consolidated Financial Statements
Note 12 – Fair Value, page 24

1. On page 6 of your response you stated that you interpreted the objective of SFAS
159 to be to expand the use of fair value in a manner that more accurately
portrays the economic or cash equivalent value of certain financial instruments
that an entity is actively hedging or trading. Please tell us how you concluded
that your election of the fair value option for the $9 billion of available-for-sale
securities that were immediately sold after the adoption of SFAS 159, the
proceeds of which were used to purchase $5 billion of available-for-sale securities

and to pay down $4 billion of wholesale debt, was consistent with your interpretation of the objective of SFAS 159.

2.   You stated on page 4 of your response that as a result of the adoption of SFAS 159 for $16 billion of your existing available-for-sale securities, you significantly altered the mix of your portfolio by reducing exposure to commercial and residential mortgage backed securities and increased your holdings of U.S. government securities. Since you stated on page 15 of your response that at the time of adoption of SFAS 159 you intended to sell all $16 billion of available-for-sale securities, please tell us why you believed it was appropriate to elect the fair value option for any of these securities.

3.   Given the information in the previous comment, please tell us in detail why you did not just sell the existing available-for-sale securities and elect the fair value option for the $7 billion of newly-purchased securities that you wanted to account for as trading securities.

4.   Please tell us the specific dates and amounts of the sales of the $16 billion of available-for-sale securities that you elected to account for under the fair value option.

5.   Please tell us whether primarily all of the $16 billion of available-for-sale securities for which you elected the fair value option and sold in April 2007 were in an unrealized loss position at the time of sale. If so, please tell us why.

6.   Please tell us whether you sold any available-for-sale securities during the second quarter of 2007 for which you did not elect the fair value option.

7.   You stated on page 5 of your response that the adoption of SFAS 159 provided the impetus to allow you to execute the repositioning strategies. Please tell us whether you believe that you would have conducted the same balance sheet restructuring transactions had you been unable to early-adopt SFAS 159 for the $16 billion of available-for-sale securities.

8.   You stated on page 5 of your response that prior to the early adoption of SFAS 159, you believed that you were unable to execute certain asset/liability management strategies related to the available-for-sale securities portfolio without potentially calling into question the available-for-sale classification of existing and possible future acquisitions of available-for-sale securities.   However, on page 92 of your 2006 Form 10-K, you stated that during the second half of 2006, as part of the restructuring, you sold $4.4 billion of shorter-term securities across several categories and realized losses of $116.1 million. Please tell us how you:

- concluded in 2006 that you were able to sell available-for-sale securities in an unrealized loss position without affecting your ability to classify existing and future securities as available-for-sale, but

- concluded in 2007 that you were unable to do so without affecting your ability to classify existing and future securities as available-for-sale

9.   In light of your response on page 5 that SFAS 159 provided an impetus to execute your repositioning strategies without impacting your ability to classify existing and future securities as available-for-sale, please tell us why you did not disclose this in your Form 10-Q as one of the reasons that you elected the fair value option for the available-for-sale securities. Refer to paragraph 18(a) of SFAS 159.

10.   Please clarify for us what you meant by each of the following statements:

- On page 5 of your response you stated that, "prior to our evaluation of SFAS 157 and SFAS 159 and their inter-relationship with the balance sheet management strategies we were considering, we definitively had the intent and ability to hold these securities to recovery as we did not believe sales of available-for-sale securities in an unrealized loss position were a viable option."

- On page 18 of your response you stated that, "Without the ability to transfer securities out of available for sale, the objective of SFAS 159 would have been hindered by the provisions and interpretations of SFAS 115. SFAS 159 helped clarify the accounting interpretations related to transferring a security to trading."

11.   Please quantify separately to the extent possible, using a systematic and rational method, the amounts of gross unrealized gains/losses as of March 31, 2007 on the available-for-sale securities reclassified to trading that were sold and for which the proceeds were used:

- to purchase $5 billion of available-for-sale securities, and

- to pay down $4 billion of wholesale debt.

12.   On page 4 of your response you provided a table rolling forward the activity in available-for-sale securities and trading **assets** subsequent to January 1, 2007. Please provide a similar roll-forward analysis for trading **securities**, (specifically those securities classified as trading as a result of the election of the fair value option).

13.   On page 17 of your response, describing your quarterly evaluation of other than temporary impairment, you stated that you review individual securities with (i) unrealized losses greater than $5 million, regardless of the time horizon over which the loss has accumulated or (ii) unrealized losses for at least twelve months of greater than $1 million and 5% of its initial carrying value. Please tell us the following concerning your quarterly impairment evaluation process:

- how you determined the above thresholds;

- the accounting literature you relied upon in concluding your policy of only evaluating impairment above a certain threshold was appropriate;

- the average notional amounts of your available-for-sale securities at each impairment evaluation date for the periods presented; and

- the number of your individual securities that had unrealized losses greater than the above thresholds at each impairment evaluation date for the periods presented.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant